Exhibit 99.4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Quoin Pharmaceuticals Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Quoin Pharmaceuticals Ltd. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, and shareholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a working capital deficiency, an accumulated deficit, has incurred significant losses and cash outflows from operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the measurement of fair value of Warrants:

As discussed in Notes 4 and 5 to the financial statements, the Company issued warrants in connection with the Convertible Notes Payable and the Bridge Financing. The warrants were initially classified as liabilities. The warrants estimated fair value upon their dates of issuance, as well as from those issuance dates to either the warrant exchange on October 28, 2021 or December 31, 2021, as applicable, was $12.8 million and recorded on the statement of operations as warrant liability expense. The Company utilizes a Monte Carlo simulation model to estimate the fair value.

Assessment of the measurement of fair value of Warrants (continued):

We identified the assessment of the measurement of warrant fair value as a critical audit matter that is challenging due to the high degree of judgment, including the involvement of professionals with specialized skills and knowledge, as well as the complex valuation methodology that incorporates assumptions to estimate the fair value.

The primary procedures we performed to address this critical audit matter included evaluating the design of the internal control related to the Company’s process to measure the fair value and testing the valuation methodology and corresponding inputs used by the valuation professionals with specialized skills including:

●	Evaluating the model and methodology used to calculate the fair value of the warrants
●	Evaluating and comparing the expected price volatility against a volatility range that was independently developed using peer group volatility information, and
●	Independently developed a range of the fair value of the warrants

Contracted Research & Development Cost Recognition:

As discussed in Note 3 to the financial statements, the Company records costs for clinical trial activities based upon estimates of costs incurred through the balance sheet date for services performed by contract research organizations, clinical study sites and other vendors.

Auditing the recognition of pre-clinical and clinical trial costs associated with contracted organizations is challenging due to the significant judgment required to determine the nature and level of services that have been received, including determining the progress to completion of specific tasks and activities conducted in relation to what has been invoiced and recorded.

The primary procedures we performed to address this critical audit matter included:

●	Obtained an understanding of the design and operating effectiveness of internal controls for pre-clinical and clinical cost recognition
●	Tested the completeness and accuracy of the underlying data used in the estimates including, but not limited to, the estimated costs per project milestone and duration
●	Assessed the reasonableness of the significant assumptions, corroborated the progress of the pre-clinical and clinical trials with the Company’s operations personnel and to information obtained by the Company directly from third parties, and to information in contracts or statements of work including costs for those activities and project duration
●	Examined subsequent invoicing received from such third parties

/s/ Friedman LLP

PCAOB ID 711

We have served as the Company’s auditor since 2020.

East Hanover, New Jersey

April 13, 2022, except for Notes 2 and 17, as to which the date is August 2, 2022

QUOIN PHARMACEUTICALS LTD.

Consolidated Balance Sheets

	December 31,
	2021	2020
ASSETS
Current assets:
Cash	$7,482,773	$323,832
Prepaid expenses	1,015,474	—
Deferred offering costs	—	141,338
Total current assets	8,498,247	465,170

Intangible assets, net	808,604	912,648
Other assets	50,000	—
Total assets	$9,356,851	$1,377,818

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$923,239	$—
Accrued expenses	1,685,409	960,848
Accrued license acquisition	250,000	875,000
Accrued interest and amounts due under convertible notes payable	743,840	47,041
Due to officers	4,723,732	4,888,913
Convertible notes payable	—	1,213,313
Warrant liability	373,599	—
Total liabilities	8,699,819	7,985,115

Commitments and contingencies

Shareholders’ equity (deficit):
Ordinary shares, no par value, 12,000,000,000 ordinary shares authorized – 3,354,650,799 and 1,201,460,800 (670,930 and 240,292 ADSs) ordinary shares issued and outstanding at December 31, 2021 and 2020, respectively	—	—
Treasury Stock, 2,641,693 ordinary shares, at cost	(2,932,000)	—
Additional paid in capital	31,659,017	100
Accumulated deficit	(28,069,985)	(6,607,397)
Total shareholders’ equity (deficit)	657,032	(6,607,297)

Total liabilities and shareholders’ equity (deficit)	$9,356,851	$1,377,818

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS LTD.

Consolidated Statements of Operations

	Years Ended December 31,
	2021	2020	2019
Revenue	$—	$—	$—

Operating expenses
General and administrative	4,499,923	1,425,855	1,514,751
Research and development	1,562,927	244,155	45,650
Total operating expenses	6,062,850	1,670,010	1,560,401

Other expenses
Fair value adjustment to convertible notes payable	1,250,000	378,333	—
Warrant liability expense	12,784,329	—	—
Financing expense	275,000	—	—
Interest expense	1,090,409	47,021	—
Total other expense	15,399,738	425,354	—
Net loss	$(21,462,588)	$(2,095,364)	$(1,560,401)

Loss per ADS and ordinary share
Loss per ADS
Basic	$(67.96)	$(8.72)	$(6.49)
Fully-diluted	$(67.96)	$(8.72)	$(6.49)

Weighted average number of ADSs outstanding
Basic	315,801	240,292	240,292
Fully-diluted	315,801	240,292	240,292

Loss per ordinary share
Basic	$(0.01)	$(0.70)	$(0.52)
Fully-diluted	$(0.01)	$(0.70)	$(0.52)

Weighted average number of ordinary shares outstanding
Basic	1,579,006,444	1,201,460,800	1,201,460,800
Fully-diluted	1,579,006,444	1,201,460,800	1,201,460,800

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS LTD.

Consolidated Statements of Shareholders’ Equity (Deficit)

Years ended December 31, 2021, 2020 and 2019

					Additional
	Ordinary	No Par		Treasury	Paid in	Accumulated
	Shares	Value	ADSs	Stock	Capital	Deficit	Total
Balance at December 31, 2018	1,201,460,800	$—	240,292		$100	$(2,951,632)	$(2,951,532)
Net loss						(1,560,401)	(1,560,401)

Balance at December 31, 2019	1,201,460,800	—	240,292		100	(4,512,033)	(4,511,933)
Net loss		—	—		—	(2,095,364)	(2,095,364)

Balance at December 31, 2020	1,201,460,800	—	240,292		100	(6,607,397)	(6,607,297)
Net loss		—	—		—	(21,462,588)	(21,462,588)

Conversion of “2020 Notes” into ordinary shares	25,913,600		5,183		1,213,313		1,213,313
Sale of equity securities, including conversion of “Bridge Notes”	1,710,500,800		342,100		17,000,000		17,000,000
Costs associated with sale of equity securities					(1,897,126)		(1,897,126)

Merger recapitalization of Cellect	416,775,599		83,355	(2,932,000)	2,932,000		—

Reclassification of warrants upon issuance of exchange warrants					12,410,730		12,410,730

Balance at December 31, 2021	3,354,650,799	$—	670,930	(2,932,000)	$31,659,017	$(28,069,985)	$657,032

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS LTD.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2021	2020	2019
Cash flows provided by (used in) operating activities
Net loss	$(21,462,588)	$(2,095,364)	$(1,560,401)
Fair value adjustment to convertible notes payable	1,250,000	378,333	—
Warrant liability expense	12,784,329	—	—
Financing expense	275,000	—	—
Amortization of intangibles	104,043	104,043	20,710
Changes in assets and liabilities:
Increase in accounts payable and accrued expenses	1,347,801	227,313	240,833
Increase in accrued interest	696,799	47,042	—
Increase in prepaid expenses	(715,474)	—	—
Net cash used in operating activities	(5,720,090)	(1,338,633)	(1,298,858)

Cash flows used in investing activities
Payment for license acquisition	(625,000)	(125,000)	—
Net cash used in investing activities	(625,000)	(125,000)	—

Cash flows provided by financing activities:
Increase (decrease) in deferred offering costs	141,338	(141,338)	—
Increase in other assets	(50,000)	—	—
Increase in due to officers	139,285	1,068,823	1,298,818
Payments of amounts due to officers	(304,466)	(50,000)	—
Proceeds from issuance of “Bridge Notes”, net	3,475,000	909,980	—
Proceeds from sale of equity securities, net	10,102,874	—	—
Net cash provided by financing activities	13,504,031	1,787,465	1,298,818

Net change in cash	7,158,941	323,832	(40)
Cash - beginning of year	323,832	—	40
Cash - end of year	$7,482,773	$323,832	$—

Supplemental information:
License acquisition payable	$—	$—	$1,000,000
Interest paid	393,611
Exchange of “2020 Notes” for Ordinary shares	$1,213,313
Exchange of “Bridge Notes” for Ordinary shares	$5,000,000
Reclassification of warrant liability to equity upon issuance of “Exchange Warrants”	$12,410,730

The accompanying footnotes are an integral part of these statements

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

NOTE 1 – ORGANIZATION, BUSINESS AND BASIS OF PRESENTATION

Quoin Pharmaceuticals Ltd. (“Quoin Ltd.”or the “Company”or”we,” “us,” “our”), formerly known as Cellect Biotechnology Ltd. (“Cellect”), is the holding company for Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin Inc.”). On October 28, 2021, Cellect completed the business combination with Quoin Inc., in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 24, 2021 (the “Merger Agreement”), by and among Cellect, Quoin Inc. and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of Cellect (“Merger Sub”), pursuant to which Merger Sub merged with and into Quoin Inc., with Quoin Inc. surviving as a wholly-owned subsidiary of Cellect (the “Merger”). Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals Ltd.” The Company has accounted for the transaction as a reverse recapitalization with Quoin Inc. as the accounting acquirer. Because Quoin Inc. is the accounting acquirer, its historical financial statements became the Company’s historical financial statements and such assets and liabilities continued to be recorded at their historical carrying values. The impact of the recapitalization has been retroactively applied to all periods presented. All equity related disclosures are presented in American Depositary Shares (“ADSs”), unless the context indicates otherwise. One ADS represents 5,000 ordinary shares of the Company.

Quoin Inc. was incorporated in Delaware on March 5, 2018. Quoin Inc. is a specialty pharmaceutical company focused on developing and commercializing therapeutic products that treat rare and orphan diseases. The first lead product is QRX003, a once daily, topical lotion comprised of a broad-spectrum serine protease inhibitor, formulated with the proprietary Invisicare® technology, to treat Netherton Syndrome (NS). In addition, the Company. intends to pursue the clinical development of QRX003 in additional rare dermatological diseases, including Peeling Skin Syndrome, SAM Syndrome and Palmoplantar Keratoderma.

To date, no products have been commercialized and revenue has not been generated. The majority of the operating expenses since inception have been associated with completing due diligence on various technologies, asset technology acquisitions, negotiating and finalizing potential funding agreements, costs related to the Merger and building the pipeline of preclinical product candidates. The founders of Quoin Inc. funded all related expenditures through September 2020.

On October 28, 2021, Cellect sold the entire share capital of its subsidiary, Cellect Biotherapeutics Ltd., which essentially included all of Cellect’s then existing net assets, to EnCellX Inc. (“EnCellX”), a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”), pursuant to an Amended and Restated Share Transfer Agreement. Quoin Ltd. has no interests in EnCellX subsequent to the closing of the Merger. See Note 12.

On October 28, 2021, the Company completed the private placement transaction with an investor (the Investor”) for an aggregate purchase price of approximately $17.0 million (comprised of the set off of approximately $5 million of senior secured notes issued in connection with the bridge loan that the Investor previously made to Quoin Inc. and approximately $12 million in cash from the Investor (the “Primary Financing”). See Note 5.

Immediately after the closing of the Merger, there were approximately 670,930 ADSs issued and outstanding. The former holders of common stock of Quoin Inc. (including shares delivered to the Investor and the escrow account for the Investor) owned, in the aggregate, approximately 88% of the ordinary shares, with Cellect’s shareholders immediately prior to the Merger owning approximately 12% of ordinary shares.

NOTE 2 - LIQUIDITY RISKS AND UNCERTAINTIES AND GOING CONCERN

The Company has incurred net losses every year since inception and had an accumulated deficit of approximately $28.1 million at December 31, 2021. The Company funded its operations through the issuance of the 2020 Notes (as defined below) and the Bridge Financing (as defined below) prior to the Merger and the Primary Financing completed on October 28, 2021, whereby the Company received funding of approximately $12 million ($10.1 million after offering costs) at the closing of the Merger. The Company expected to receive additional funding through the mandatory exercise provision of the Series C Warrant issued to the Investor in March 2022 which would have resulted in proceeds of approximately $9.5 million. In the event the requirements of the mandatory exercise provision of such warrant were not met (see Note 5), the Company received a written commitment from the Investor to provide funding equal to the $9.5 million expected upon exercise of the Series C Warrant, at prevailing market rates. However, on July 14, 2022, the Company and Altium entered into an agreement, pursuant to which the parties agreed to, among other things, cancel the Series C Warrant and a portion of the Series A Warrant previously issued to Altium (see Note 17). Following the cancellation of

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

the Series C Warrant on July 14, 2022, the Company no longer expects to receive such proceeds from Altium, and the Company does not have sufficient resources to implement its business plan for at least one year from the issuance of these consolidated financial statements. This raises substantial doubt about the Company’s ability to continue as a going concern.

Additional financing will be required to complete the research and development of the Company’s therapeutic targets and its other operating requirements, which may not be available at acceptable terms, if at all. The Company has filed a registration statement on Form F-1 related to an offering of its securities on a “reasonable best efforts” basis, however there is no assurance of the successful consummation of such offering. The Company is also in the process of discussing a line of credit with a bank which has not yet been closed as of the financial statement filing date and is likely to be conditional on additional equity funding. If the Company is unable to obtain the additional funding when it becomes necessary, the development of its product candidates will be impacted and the Company would likely be forced to delay, reduce, or terminate some or all of its development programs, all of which could have a material adverse effect on the Company’s business, results of operations and financial condition.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which have been consistently applied, reflecting the operations of Quoin Inc. since inception and include the accounts of Quoin Ltd. since the date of the Merger.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: settlement of debt or other obligations, fair value of debt instruments and warrants, research and development expense recognition, intangible asset estimated useful lives and impairment assessments, allowances of deferred tax assets, contingency recognition, and cash flow assumptions regarding going concern considerations.

Other risks and uncertainties:

The Company is subject to risks common to development stage biopharmaceutical companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, product liability, pre-clinical and clinical trial outcome risks, regulatory approval risks, uncertainty of market acceptance and additional financing requirements.

The Company’s products require approval or clearance from the U.S. Food and Drug Administration (“FDA”) prior to commencing commercial sales in the United States. There can be no assurance that the Company’s products will receive all of the required approvals or clearances. Approvals or clearances are also required in foreign jurisdictions in which the Company may license or sell its products.

There can be no assurance that the Company’s products, if approved, will be accepted in the marketplace, nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

The Company is also dependent on several third party suppliers, in some cases single-source suppliers which include the supplier of the active pharmaceutical ingredient (API) as well as the contract manufacturer of the drug substance for the expected clinical development.

A novel strain of coronavirus (“COVID-19”) created a global pandemic, which commenced in 2020. The Company’s operations, to date, have not been dramatically affected by COVID-19. However, the extent of any future impact on the Company’s operational and financial performance will depend on the possibility of a resurgence and resulting severity of COVID-19 with respect to the Company’s access to API and drug substance, the potential disruption in global freight networks, as well as our ability to safely and efficiently conduct planned clinical trials.

Cash and cash equivalents:

The Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents. The Company, from time to time during the periods presented, has had bank account balances in excess of federally insured limits where substantially all cash is held in the United States. The Company has not experienced losses in such accounts. The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Long-lived assets:

Long-lived assets are comprised of acquired technology and licensed rights to use technology, which are considered platform technology with alternative future uses beyond the current products in development. Such intangible assets are being amortized on a straight-line basis over their expected useful life of 10 years.

The Company assesses the impairment for long-lived assets whenever events or circumstances indicate the carrying value may not be recoverable. Factors we consider that could trigger an impairment review include the following:

●	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,
●	Significant underperformance relative to expected historical or projected development milestones,
●	Significant negative regulatory or economic trends, and
●	Significant technological changes which could render the platform technology obsolete.

The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value. During the years ended December 31, 2021, 2020 and 2019, there were no impairment indicators which required an impairment loss measurement.

Deferred Offering Costs:

Deferred offering costs are expenses directly related to the Primary Financing. These costs consisted of legal, accounting, printing, and filing fees that the Company capitalized which were offset against the proceeds upon completion of the Primary Financing.

Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials when applicable, administrative costs

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Income taxes:

The Company accounts for its income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company maintains a full valuation allowance on its existing deferred tax assets.

The Company also accounts for uncertain tax positions using the more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company’s income tax returns. As of December 31, 2021 and 2020, the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses, respectively.

Fair value of financial instruments:

The Company considers its cash, accounts payable, accrued expenses and the convertible and bridge notes payable to meet the definition of financial instruments. The convertible and bridge notes payable are recorded at fair value, see Notes 4, 5 and 6. The warrants are recorded at fair value, see Notes 4, 5 and 6. The carrying amounts of the remaining financial instruments approximated their fair values due to the short maturities.

The Company measures fair value as required by ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

Earnings (loss) per share:

The Company reports loss per share in accordance with ASC 260-10, Earnings Per Share, which provides for calculation of “basic” and “diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The calculation of diluted net earnings (loss) per share gives effect to ordinary shares equivalents; however, potential common shares are excluded if their effect is anti-dilutive.

For the year ended December 31, 2021, the number of shares excluded from the diluted net earnings (loss) per share included outstanding warrants to purchase 143,028 ADS or 715,137,600 Ordinary Shares and warrants to purchase 1,257,722 ADS or 6,288,605,600 Ordinary Shares issuable pursuant to Primary Financing.

For the year ended December 31, 2020, the number of shares issuable upon the conversion of both the Convertible Notes Payable (as defined below) and the Bridge Notes (as defined below) as well as the warrants issued in connection with both of these convertible instruments are not included in the denominator since their inclusion would be anti-dilutive.

New accounting pronouncements:

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial position, results of operations or cash flows except as discussed below.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

Debt with Conversion and Other Options and Derivatives and Hedging

The FASB recently issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to reduce complexity in applying GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The guidance in ASC 470-20 applies to convertible instruments for which the embedded conversion features are not required to be bifurcated from the host contract and accounted for as derivatives. In addition, the amendments revise the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in shareholders’ equity, by removing certain criteria required for equity classification. These amendments are expected to result in more freestanding financial instruments qualifying for equity classification (and, therefore, not accounted for as derivatives), as well as fewer embedded features requiring separate accounting from the host contract. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The amendments in ASU 2020-06 are effective for public entities, excluding smaller reporting companies as defined, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact this standard will have on its financial statements.

Earnings Per Share

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40). The new ASU addresses issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company does not believe the impact of the adoption of this pronouncement is significant to the consolidated financial statements.

Recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future consolidated financial statement presentation or disclosures.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

On October 2, 2020, Quoin Inc. commenced an offering of promissory notes (the “2020 Notes” or “Convertible Notes Payable”) and warrants. The 2020 Notes were issued at a 25% original issue discount and bear interest at a rate of 20% per annum. The 2020 Notes are due one year from their respective dates of issuance. In October through December 2020, Quoin Inc. received an aggregate of approximately $910,000 pursuant to this offering, resulting in the issuance of 2020 Notes with an aggregate face value of $1,213,313 and an original issue discount of $303,333. Approximately 23% of such financing was received from parties who are related to or affiliated with members of Quoin Inc.’s board of directors. No additional funding from the 2020 Notes was received in the year ended December 31, 2021.

Based upon the terms agreed to in March 2021 in the Primary Financing (see Note 5), the 2020 Notes were mandatorily convertible into 5,183 ADSs in the Primary Financing, subject to adjustment.

The Company elected to account for the Convertible Notes Payable using the fair value model due to the short maturity and likely conversion at the date of the Merger. The fair value of the Convertible Notes Payable was estimated to be approximately $1.2 million at the date of issuance, resulting in a $378,000 expense recognized in the fourth quarter of 2020. There was no material change in the fair value from issuance until the conversion to equity on the Merger date.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

The noteholders also were entitled to receive warrants exercisable at any time after the issuance date for a number of shares of Quoin Inc.’s common stock that equates to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower). The exercise price was based on a valuation equal to the next financing round and since the number of shares issuable upon the exercise of the warrants and exercise price were not knowable at the time of the financing and as of December 31, 2020 they were not recognized. After entering into the Merger Agreement in March 2021, the terms of the warrants became measurable and were exercisable for 29,388 ADSs at an initial exercise price of $49.75 per ADS.

The Company determined that these warrants met the criteria to be recorded as a liability instrument. Each holder agreed to exchange its warrant for warrants on substantially the same terms as the Investor Exchange Warrants (See Note 5) with the same number of shares issuable upon the exercise of an Exchange Warrant as upon the exercise of the original warrant and the same exercise price as under the original warrant and have a contractual term of 5 years

At the closing of the Merger, 5,183 ADSs were issued upon the conversion of the principle of the Convertible Notes Payable. In addition, effective as of March 13, 2022, the Company exchanged noteholders’ warrants for warrants on substantially the same terms as the Investor Exchange Warrants (See Note 5), exercisable for 29,388 ADSs, in the aggregate, at the exercise price of $49.75 per ADS. The Exchange Warrants have been determined to warrant equity classification and, as such, the fair value change through the exchange date will be included in warrant liability expense in the accompanying statement of operations.

In December 2021, the Company concluded that the calculation of ADSs due to the 2020 Noteholders did not account for accrued interest due when the ADSs were issued. The Company reached cash settlements with, and plans to issue additional ADSs to, the 2020 Noteholders to account for this. The estimated amount required to settle these obligations was determined to be approximately $744,000 at December 31, 2021 and is included in accrued liabilities in the accompanying consolidated balance sheet and in interest expense in the accompanying consolidated statement of operations.

Interest expense, at the stated interest rate, recognized in the year ended December 31, 2021, 2020 and 2019 was approximately $202,000, $47,000, and $0, respectively. Accrued interest and estimated settlement costs at December 31, 2021, 2020 and 2019 was approximately $744,000, $47,000, and $0, respectively, of which $697,000 was recognized in the year ended December 31, 2021.

NOTE 5 – BRIDGE FINANCING AND SECURITIES PURCHASE AGREEMENT (Primary Financing)

Bridge Financing

In connection with the Merger Agreement and the Securities Purchase Agreement (described below), Quoin Inc. entered into a “Bridge Purchase Agreement” on March 24, 2021 with the Investor, pursuant to which the Investor agreed to purchase, and Quoin Inc. agreed to issue notes (the “Bridge Notes”) in the aggregate principal amount of up to $5.0 million in exchange for an aggregate purchase price of up to $3.8 million together with warrants. The Bridge Notes were purchased in three closings: (i) the first purchase of $2.0 million on March 25, 2021 (Quoin Inc. received proceeds of $1.5 million less fees of $90,000); (ii) the second purchase of $1.7 million in April 2021 (Quoin Inc. received proceeds of $1.25 million) ; and (iii) a third purchase of $1.3 million in May 2021 (Quoin Inc. received proceeds of $1.0 million less fees of $185,000). The Bridge Notes were secured by a lien on Quoin Inc.’s current and future assets, were senior to all other outstanding and future indebtedness of Quoin Inc. and included covenants limiting future indebtedness, among others.

The Bridge Notes were issued with a 25% original issue discount, at an interest rate of 15% per annum and had a maturity date of the earliest to occur of: (i) December 25, 2021, (ii) the date on which Quoin Inc.’s equity is registered under the Exchange Act or is exchanged for equity so registered or (iii) immediately prior to the closing of the Merger

The Investor and Quoin Inc. agreed that if the Primary Financing is consummated, the Investor may, at its election, offset the purchase price otherwise payable by Investor to Quoin Inc. pursuant to the Securities Purchase Agreement related to the Primary Financing, by an amount equal to the outstanding amount under this Bridge Note, and, upon such set-off, the portion of this Bridge Note shall be deemed to have been paid in its entirety and all obligations thereunder shall be deemed to be fully satisfied without any further obligations on, or liability to, Quoin Inc.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

The Company elected to account for the Bridge Notes using the fair value model due to the short maturity and likely conversion at the closing of the Merger. The cumulative fair value of the Bridge Notes was estimated to be approximately $5.0 million at the date of issuances, resulting in an increase in the fair value of approximately $1,250,000, which was recognized in the statement of operations for the year ended December 31, 2021. The fair value adjustments also included $275,000 of debt issuance costs which was also immediately recognized as a component of other expense. Management has estimated that the fair value had not significantly changed from issuance to the Merger date. See Note 6.

The Bridge Notes were offset against the purchase price under the Securities Purchase Agreement related to the Primary Financing and converted into 100,618 ADSs (including shares held in escrow for the benefit of the Investor) upon the closing of the Primary Financing. The accrued interest amounting to $393,611 was paid in cash. Interest expense, at the stated interest rate, recognized in the year ended December 31, 2021 was $393,611.

Warrants

Upon the funding of each Bridge Note tranches described above, the Investor received warrants (the “Bridge Warrants”) to purchase a number of shares of Quoin Inc.’s common stock equal to the aggregate principal amount of the Bridge Notes. The Bridge Warrants have a term of five years from the date all of the shares underlying the Bridge Warrants are freely tradable. The Bridge Warrants also contain certain rights with regard to asset distributions and fundamental transactions. Quoin Inc. issued a total of 99,074 Bridge Warrants in the year ended December 31, 2021.

Following the closing date of the Merger, on each of the tenth trading day, the forty-fifth day, the ninetieth day, and the one hundred thirty-fifth day thereafter (each, a “Reset Date”), if the initial exercise price of the Bridge Warrants is greater than the arithmetic average of 85% of the three lowest weighted average prices of the post-Merger ordinary shares of the combined company during the ten trading day period immediately preceding the applicable Reset Date (the “Reset Price”), the exercise price of the Bridge Warrants will be reset to the Reset Price. Furthermore, the number of shares underlying Bridge Warrants will be adjusted such that the aggregate number of shares of common stock issuable to the Investor reflects the Reset Price instead of the initial exercise price. Adjustments to the exercise price and number of warrant shares are available to the Investor until the second anniversary of the Registration Date, as defined in the Bridge Warrants. Upon the occurrence of a Fundamental transaction, as defined in the Bridge Warrants, the warrant holder has the right to elect a cash settlement for the value of the warrant base on the Black Scholes options pricing model.

The Company determined that the warrants met the criteria to be recorded as a liability instrument through the exchange date upon the closing of the Primary Financing. The fair value of warrants was determined by a MonteCarlo simulation model to be approximately $1.6 million at the date of issuance of the 39,630 warrants in connection with the first closing and $2.2 million at the date of issuance of the 59,444 (post exchange ratio) in connection with the second and third closing of the Bridge Notes See Note 6.

Upon the closing of the Primary Financing, the Bridge Warrants were exchanged for warrants to purchase 99,074 ADSs at a fixed per share exercise price of $49.75 (“Investor Exchange Warrants”), as amended, which replaced the reset provisions and modified the fundamental transaction requirements of the Bridge Warrants. The Investor Exchange Warrants and ordinary shares underlying the Investor Exchange Warrants were registered with the SEC on the Registration Statement on Form F-4. An amendment to the Investor Exchange Warrants was entered into in September 2021, which replaced the reset provisions with a fixed number of shares and exercise price.

Primary Financing

On October 28, 2021, the Company completed the private placement transaction with the Investor for an aggregate purchase price of approximately $17.0 million (comprised of (x) the set off of approximately $5 million of Bridge Notes, and (y) approximately $12 million in cash from the Investor) (the “Primary Financing”), and the Investor paid the Company approximately $11,504,000, which was net of $393,611 in accrued interest on the Bridge Notes. The Company incurred an additional approximate $1.4 million in costs associated with the Primary Financing, which resulted in the net proceeds of approximately $10.1 million. The Company issued 342,100 ADSs to the Investor, consisting of 66,702 delivered to the Investor on or after the Merger closing and 275,398 initially held in an escrow account for the benefit of the Investor as per the terms of the Securities Purchase Agreement. All such escrow shares were released to the Investor prior to December 31, 2021.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

Quoin Ltd. also was required to issue to the Investor, effective as of March 13, 2022, the 136th day following the consummation of the Merger (i) Series A Warrant to purchase 342,100 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 342,100 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 191,174 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The exercise price for the Investor Warrants is $49.75 per ADS, with Series A Warrant having a five-year maturity, and Series B Warrant and Series C Warrant having a two-year maturity. The Company has the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrants and the satisfaction of equity market conditions, as defined in the Series C Warrant. As of the financial statement filing date, not all of the market related conditions were met. Upon the exercise of the Series C Warrant in full, the Investor would also be granted an additional Series A Warrant to purchase 191,174 ADSs and an additional Series B Warrant to purchase 191,174 ADSs at an exercise price of $49.75 per ADS.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

The significant estimates used in the determining the fair value of the 2020 Notes warrants (Note 4) were as follows:

	12/31/2021 (1)	12/31/2020
Stock price	$22.75	$49.75
Initial exercise price	$49.75	$49.75
Contractual Term	5.0	5.0
Volatility	89.2%	98%
Discount rate	1.26%	0.81%

(1)	The warrants issued during 2020 were not exchanged for fixed term warrants until 2022, therefore the existing warrants were still considered outstanding at December 31, 2021 and classified as a liability instrument.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

The significant estimates used in such calculation of the fair value of the warrants issued in connection with the Bridge Financing (Note 5) were as follows:

	Transaction Date	Merger Date
	March - May 2021	10/28/2021
Stock price	$49.75 (post exchange ratio)	$11.64 (post exchange ratio)
Initial exercise price	$49.75 (post exchange ratio)	$49.75 (post exchange ratio)
Contractual Term	5.0	5.0
Volatility	92%	89.2%
Discount rate	0.98%	1.18%

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy at December 31, 2021 and 2020:

December 31, 2021	Level 1	Level 2	Level 3	Total
2020 Notes warrants	—	—	$373,599	$373,599
Total Warrant Liability	—	—	$373,599	$373,599

December 31, 2020	Level 1	Level 2	Level 3	Total
2020 Notes payable	$—	$—	$1,213,333	$1,213,333
Total Liabilities	$—	—	$1,213,333	$1,213,333

The fair value of the convertible notes payable issued in 2020 was determined to be $1,213,333, resulting in a charge to operations of $378,333 during 2020. The fair value adjustment from December 31, 2020 to their conversion to ADSs at the Merger date was not material. The initial fair value of the Bridge Notes issued in 2021 was determined to be approximately $5,000,000, resulting in a charge to operations of $1,250,000 during 2021. The fair value adjustment from the Bridge Notes issuances to their conversion to ADSs upon the Merger date was not significant. The Bridge Notes and 2020 Notes were converted into ADSs at the Merger date. See Notes 4 and 5.

The following shows the movement of the warrant liability balance during 2021.

	Bridge Financing	2020 Notes
	Warrants	Warrants
Beginning Balance	$—	$—
Warrant value at issuance (recorded as warrant liability expense)	3,783,079	894,113
Change in Fair value of warrants	8,627,651	(520,514)
Reclassification of warrant liability to an equity instrument	(12,410,730)	—
Ending Balance	$—	$373,599

The change in fair value of the Bridge Note warrants are included in other expense in the accompanying consolidated financial statements from the issuance date to the Merger Date. The Exchange warrants issued to the Investor on the Merger date was determined to be an equity-classified instrument, and accordingly the warrant liability on such date of $12,410,730 was reclassified to additional paid in capital on that date.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

NOTE 7 – PREPAID EXPENSES

Prepaid expenses are as follows:

	December 31,
	2021	2020
Prepaid R&D costs	$329,033	$—
Prepaid insurance	684,191	—
Prepaid other expenses	2,250	—
Total	$1,015,474	$—

NOTE 8 – ACCRUED EXPENSES

Accrued expenses are as follows:

	December 31,
	2021	2020
Professional fees	$144,377	$173,095
Investor Relations fees	584,000	528,000
Payroll taxes	199,582	148,899
Payroll	557,937	—
Research contract expenses	193,537	105,052
Other expenses	5,976	5,802
Total	$1,685,409	$960,848

NOTE 9 – ASSET ACQUISITION AND IN-LICENSED TECHNOLOGY

Polytherapeutics

On March 24, 2018, Quoin Inc. entered into a securities purchase agreement (the “Acquisition Agreement”), in which it agreed to acquire all of the equity interests in Polytherapeutics, Inc. (the “Seller” or “Polytherapeutics”) for $40,833 and future royalties provided Quoin Inc. commercializes products using the technology developed by the Seller. The terms of any royalty payments to the Seller are 4.0% of the net revenue of royalty products, as defined in the Acquisition Agreement, received by Quoin Inc. during the ten (10) year period commencing from the date of first sale of a royalty product. If a generic product is introduced by a third party to the market, during the royalty period, the royalty fees shall be reduced from 4% to 2%. If, during the royalty period, two or more generic products are introduced, the royalty fees shall be reduced from 2% to 0%.

The Seller had the option to repurchase the intellectual property for $100,000 if there were no products in clinical development using such technology. The repurchase option was not exercised and has lapsed.

Quoin Inc. also entered into a research and consulting agreement which commits Quoin Inc. to pay the Seller for additional research and development consulting services (See Notes 12 and 15).

Skinvisible

On October 17, 2019, Quoin Inc. entered into an exclusive license agreement with Skinvisible Inc. (“Skinvisible”), pursuant to which Skinvisible granted a license to use certain patented technology for the development of products for commercial sale in the orphan rare skin disease field, and for the use of a proprietary polymer deliver system technology. This technology is currently being used in the development of QRX003. In exchange for the license, Quoin Inc. agreed to pay Skinvisible $1,000,000, as well as development and sales milestone payments and a single digit royalty on all net sales, as defined.

The development milestones originally required payments upon achieving development milestones for the first Rare Skin Disease drug product developed using the licensed technology and the first two Ketamine products, as defined. Payments were originally due

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

upon successful completions of certain clinical milestones ($7.5 million) and obtaining US and EU regulatory approval ($15 million). The sales milestones required for every licensed product commercialized by Quoin Inc. are $10 million upon achievement of $100 million in sales being achieved in the annual period; $25 million upon achievement of $250 million in sales and $50 million upon the achievement of $400 million in sales in an annual period. On January 27, 2021, Quoin Inc. and Skinvisible entered into an amendment which modified the clinical milestone payment requirements such that $750,000 would be payable to Skinvisible upon achievement of specified clinical milestones, and $21.75 million upon regulatory approval in the U.S. and EU respectively. No development milestones, sales milestones or royalty payments were due through in 2019, 2020 or 2021.

The agreement has a termination clause that is triggered if no product has commenced clinical testing 12 months after the date of the agreement or the latest subsequent amendment. On April 19, 2021, Quoin Inc. and Skinvisible entered into another amendment which established the development deadline as December 31, 2022. Should the Company not commence clinical testing as defined by the development deadline, the license agreement will terminate immediately except in certain circumstances as specified in the agreement.

The license fee was originally due in two equal installments of $500,000 payable no later than December 31, 2019 and June 30, 2020, which were not paid. The agreement was subsequently amended for payment due on July 31, 2020. On July 31, 2020, the agreement was amended to further extend the payment until September 30, 2020. On September 30, 2020, the agreement was again amended, requiring payment of the license fee only when outside financing is received, as defined in the agreement. On June 21, 2021, the parties entered into an additional amendment which modified the payment terms and required a payment of $107,500 on June 26, 2021, a payment of $250,000 within 10 days of the Primary Financing, and the remaining $250,000 upon the earlier of approval of an Investigatory New Drug application by the FDA or December 31, 2021. This amendment also eliminated the $750,000 clinical milestone payments described above and reduced the milestone payment upon regulatory approval of the product containing the Skinvisible technology in either the U.S. or E.U., whichever happens first to a total of $5,000,000.

At December 31, 2021 and December 31, 2020, the license acquisition liability due was $250,000 and $875,000 respectively. In March 2022, the Company paid $50,000 against this liability. The remaining license acquisition liability has not been paid in accordance with the terms but has not impaired the Company’s rights to the technology as the Company is in the process of renegotiating this payment with Skinvisible.

NOTE 10 - INTANGIBLE ASSETS

Intangible assets are as follows:

	December 31,
	2021	2020
Acquired technology – Polytherapeutics	$40,433	$40,433
Technology license – Skinvisible	1,000,000	1,000,000
Total cost	1,040,433	1,040,433
Accumulated amortization	(231,829)	(127,785)
Net book value	$808,604	$912,648

The Company recorded amortization expense of approximately $104,000, $104,000, and $21,000 in the years ended December 31, 2021, 2020 and 2019, respectively. Amortization expense for each of the next 5 years is expected to be approximately $104,000, and then approximately $288,000 thereafter.

NOTE 11 – RELATED PARTY TRANSACTIONS

Employment Agreements and Due to Officers/Founders

In March 2018, Quoin Inc. executed employment agreements with both of its officers who are also co-founders of Quoin Inc. The employment agreements for both officers/founders allow for a onetime expense that covers the salaries they would have otherwise been paid for efforts they undertook in the periods since inception. The salaries and benefits allowances provided for under the

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

employment agreements began to accrue as the services were being provided by the officers/founders and are included in Due to Officers on the accompanying balance sheet.

Amounts due to the officers/founders consist of amounts specified in the employment agreements since inception through December 31, 2021 as well as reimbursable travel expenses and other amounts paid by them to third parties on behalf of Quoin Inc. The Company repaid $304,466, $50,000, and $0 of such amounts due to officers/founders in the year ended December 31, 2021, 2020 and 2019, respectively. Since the Merger closing, the Company has been repaying amounts due to officers/founders at a rate of $25,000 each per month (See Note 17).

Amounts due to officers at December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020
Salaries and allowances	$4,108,500	$3,984,000
Invoices paid on behalf of the Company	615,232	904,913
Total	$4,723,732	$4,888,913

During 2021, the Company incurred $108,000 of consulting expense from related parties, primarily from a related party company controlled by a member of the Board of Directors.

See Note 4 for related party debt and Note 12 for employment agreements.

NOTE 12 – RESEARCH, CONSULTING AGREEMENTS AND COMMITMENTS

Research and consulting agreement

Quoin Inc. entered into a research and consulting agreement (the “Research Agreement”) which commits it to pay the former owner of Polytherapeutics (the “Consultant” or “Seller”) to transfer the technical know-how of Polytherapeutics with respect to (i) good manufacturing practices (“GMP”), clinical and commercial manufacturing of the Company’s PolyDur polymer and (ii) formulation development of products utilizing the Company’s PharmaDur polymer (See Note 9). The agreement required monthly consulting payments of $20,833 beginning on July 31, 2018 and ending February 28, 2021 (the “Post-Closing Period”) for a total of $666,667 over the consulting period. Pursuant to an amendment, the Post-Closing Period was revised to terminate on December 31, 2020.

Through December 31, 2021 and the financial statement issuance date, the Company has not made any payments, the Consultant has not performed any services and the Company has not incurred or accrued for any expenses. See Note 15 for Consultant’s notification of breach of contract.

Other research consulting agreements

Quoin Inc. entered into three consulting agreements with Axella Research LLC (“Axella”) to provide regulatory and pre- clinical/clinical services to the Company with respect to QRX003 and QRX004. The combined fees of the three agreements are approximately $270,000, payable as milestones under the three agreements are met. Quoin Inc. has also engaged Axella for additional services pursuant to separate work orders. Further, Quoin Inc. has two options to pay the milestones due 1) one half in equity of Quoin Inc. (at a pre-negotiated valuation) and one-half in cash or 2) entirely in cash, in which case a discount of approximately 20% would be applicable. The Company recognized research and development expenses for services provided and milestones met of approximately $247,000, $50,000 and $25,000 for the years ended December 31, 2021, 2020 and 2019, respectively and has accrued expenses of $193,537, $105,052 and $24,940 at December 31, 2021, 2020 and 2019, respectively.

In November 2020, Quoin Inc. entered into a Master Service Agreement for an initial term of three years with Therapeutics Inc. for managing preclinical and clinical development for new products in the field of dermatology. The agreement required the execution of individual work orders. Quoin Inc. may terminate any work order for any reason with 90 days written notice subject to costs incurred through termination and a defined termination fee, unless there is a material breach by Therapeutics Inc. The first work order

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

was entered into in late 2020 for a clinical study at an expected estimated cost of approximately $3.5 million and expected timing through the first quarter of 2023. For the year ended December 31, 2021, the Company incurred approximately $340,000 of research and development costs related to this agreement.

In November 2021, the Company entered into a commitment for research related services associated with Netherton Syndrome of approximately $250,000 for an expected period of eighteen months, of which an initial $25,000 expense was incurred in 2021.

Employment agreements

The employment agreements entered into by Quoin Inc. with its two founders/officers provide for a combined base salary, including monthly allowances, of $996,000 per annum, a discretionary bonus and certain allowances and benefits. In the event of termination of the two founders/officers for reason other than cause, as defined in the employment agreements, the founders shall be entitled to two years of based salary and bonus.

In November 2021, the Company appointed and entered into an employment agreement with its Chief Financial Officer which provides for a base salary of $360,000 per annum, a discretionary bonus and certain allowances and benefits.

In November 2021, the Board of Directors of the Company approved amendments to the employment agreements increasing base level compensation by 10% for the two founders and increasing the annual target discretionary bonus to not less than 45% of base salary for the two founders and the Chief Financial Officer. Further a transaction bonus related to the closing of the Merger and private placements aggregating approximately $324,000 was paid to the two founders in November 2021. See Note 17 describing subsequent shareholder approval of the employment agreements of the two founders/officers.

Performance milestones and Royalties

See Note 9 for asset and in-licensed technology commitments.

Merger agreement commitment

In consideration for the Share Transfer disclosed in Note 1, the pre-closing Cellect shareholders received a contingent value right (“CVR”) entitling the holders to earnouts during the Payment Period (as such term is defined in the Share Transfer Agreement), comprised mainly of payments upon sale, milestone payments, license fees and exit fees realized by EnCellX. In order to secure such right, shares constituting 40% of EnCellX share capital are held in escrow by Altshuler Shaham Trusts Ltd.

In connection with the Share Transfer, Cellect entered into a CVR Agreement with Mr. Eyal Leibovitz, in the capacity of Representative for the holders of CVRs, and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”). Under the terms of the CVR Agreement, the holders of the Cellect ADSs immediately prior to the Merger had the right to receive, through their ownership of CVRs, their pro-rata share of the net Share Transfer consideration, making such holders of CVRs the indirect beneficiaries of the net payments under the Share Transfer. CVRs were recorded in a register administered by the Rights Agent but were not certificated.

Since the Company will not receive any net proceeds from the CVR’s, there is no asset or liability recorded in the consolidated financial statements.

NOTE 13 – SHAREHOLDERS’ EQUITY AND SHARE OWNERSHIP AND RIGHTS

Quoin Inc.

Quoin Inc.’s authorized capital stock consisted of 10,000 shares of common stock. On March 5, 2018, in connection with the incorporation as a Delaware corporation, Quoin Inc. issued 100 shares for a consideration of $100 split equally between the two founders and officers of Quoin Inc. In connection with the Merger transaction, the two founders exchanged their shares in Quoin Inc. for 240,292 ADSs in Quoin Ltd., which was subsequently reduced to 224,388 ADSs in May 2022 following the determination of the

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

number of shares held in escrow allocated to certain former shareholders of Cellect. All share and per share amounts have been adjusted to reflect this recapitalization.

Quoin Ltd.

As of December 31, 2021, Quoin Ltd.’s authorized share capital consisted of 12,000,000,000 ordinary shares, no par value. These ordinary shares are not redeemable and do not have any preemptive rights. However, the Investor has certain approval rights in connection with the issuance of additional shares. Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholders meeting. Shareholders may vote at shareholders meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholders meeting. The board of directors shall determine and provide a record date for each shareholders meeting and all shareholders at such record date may vote. Unless stipulated differently in the Companies Law or in the articles of association, all shareholders’ resolutions shall be approved by a simple majority vote.

Under Israeli law, the Company may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that the Company does not have retained earnings or earnings generated over the two most recent years legally available for distribution, the Company may seek the approval of the court in order to distribute a dividend. The court may approve our request if it determines that there is no reasonable concern that the payment of a dividend will prevent the Company from satisfying our existing and foreseeable obligations as they become due.

The Bank of New York Mellon, as depositary, has registered and delivered American Depositary Shares, also referred to as ADSs. Post August 1, 2022 change in ADS ratio, each ADS represents (5,000) ordinary shares (or a right to receive five thousand (5,000) ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. ADSs may be held either (a) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs or (2) by having uncertificated ADSs, or (b) indirectly by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.

Warrants and Options

The following vested stock options and warrants were outstanding at December 31, 2021, exercisable into ADSs:

	ADSs	Exercise Price	Year of maturity
Warrants held by 2020 noteholders	29,388	$49.75	2026
Warrants held by Investor	99,074	$49.75	2026
Options held by former Cellect optionholders	5,746	636.75	2022
Warrants held by former Cellect warrantholders	8,820	$137.50	2022-2024
Total	143,028

1)	The options held by former Cellect optionholders fully vested at the closing of the Merger and expire between January and October 2022. The incremental fair value of the stock options at the closing of the Merger was not significant. The options were issued under the Cellect Ltd. Employee Shares Incentive Plan (the “2014 Plan”). The 2014 Plan was amended and restated and initial grants were made to Company officers and directors, approved at the Company Annual General Meeting held on April 12, 2022. See Note 17.

The intrinsic value of the above stock options and warrants at December 31, 2021 was negligible.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

Effective as of March 13, 2022, the Company issued warrants to the Investor under the terms of the Primary Financing, exercisable into ADSs in the following aggregate amounts. See Note 17.

	ADSs	Exercise Price
Series A warrants (1)	533,274	$49.75
Series B warrants (1)	533,274	$49.75
Series C warrants (1)	191,174	$49.75
Total	1,257,722

(1)	The Company expects to issue each of 191,174 additional Series A and Series B Warrants to the Investor upon exercise of the Series C Warrant, which are assumed to be exercised and, therefore, are included in the totals of the Series A and B warrants in the table above.

NOTE 14 – INCOME TAXES

The Company’s deferred tax assets relate primarily to its net operating loss carryforwards and other balance sheet basis differences. The Company maintains a valuation allowance to fully offset the gross deferred tax asset because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2021 and 2020. The valuation allowance increased by approximately $2,178,000 and $515,000 for the years ended December 31, 2021 and 2020, respectively.

Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2021	2020
Deferred tax assets:
Net operating losses carryforward	$1,945,000	$355,000
Due to officers	1,411,000	1,467,000
Accrued expenses and other	212,000	44,000
R&D credit carryforward	102,000	—
Debt related attributes	375,000	—

Total deferred tax assets	4,045,000	1,866,000
Valuation allowance	(4,045,000)	(1,866,000)

Deferred tax asset, net of valuation allowance	$—	$—

At December 31, 2021 and 2020, the Company had U.S. federal and state income tax net operating loss (“NOL”) carryforward of approximately $6,482,000 and $1,180,000, respectively, that may be used to offset future taxable income. The Internal Revenue Code (the “IRC”) contains limitations on the use of net operating loss carryforwards after the occurrence of a substantial ownership change as defined by IRC Section 382. The Company has not performed a detailed analysis, however utilization of such net operating loss carryforwards will likely be significantly limited due to the shares issued in the Primary Financing and the Merger. At December 31, 2021, the Company had approximately $102,000 of federal research and development (“R&D”) tax credit carryforwards. If not utilized, the federal R&D credits will begin to expire in 2038.

The income tax benefit for the years ended December 31, 2021 and 2020 differed from the amounts computed by applying the US federal income tax rate of 21% primarily because of the increase in the valuation allowance and the tax impact of fair value adjustments and other permanent items, which resulted in an effective tax rate of zero for both years.

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions which are expected to impact the Company’s financial

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

statements include removal of certain limitations on utilization of net operating losses, increasing the loss carryback period for certain losses to five years, and increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. The Company has concluded that the CARES Act did not have a material impact on its financial position, results of operations, or cash flows.

On December 27, 2020, the United States enacted the Consolidated Appropriations Act which extended many of the benefits of the CARES Act that were scheduled to expire. The Company evaluated the impact of the Consolidated Appropriations Act on its consolidated financial statements and related disclosures and concluded that the impact is immaterial.

NOTE 15 - CONTINGENCIES

From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual for related losses in the financial statements.

In February 2020, the seller of the equity interests in Polytherapeutics and party to the Research Agreement communicated with Quoin Inc. threatening litigation for non-payment and related breach of contract and immediate payment of all monthly payments in the amount of $666,667. See Notes 9 and 12. The Consultant has not provided any services and has not complied with other technical requirements under the Research Agreement, and therefore is considered to be in breach of contract. The Company and the Consultant have had communications with respect to the duration, commencement date and payment of the consulting services, but a revised agreement has not been reached. No lawsuits have been filed as of the financial statement issuance date. Should a formal claim or lawsuit be filed, the Company believes it has meritorious defenses.

NOTE 16 – LICENSE AGREEMENTS

In November and December 2021, the Company entered into three license and supply agreements, whereby the Company is entitled to a royalty or other proceeds from the specified product revenues in select non-US markets from the licensee, if and when the underlying products are approved and commercialized. No royalty revenues were received in 2021.

NOTE 17 - SUBSEQUENT EVENTS

In March 2022, the Company paid an aggregate of $311,670 to two out of five 2020 noteholders in settlement of the amounts included in accrued interest payable at the closing of the Merger. See Note 4.

In the first quarter of 2022, the Company entered into four license and supply agreements, whereby the Company will receive a royalty or other proceeds from the specified product revenues in select non-US markets from the licensor, if and when the underlying products are approved and commercialized.

Effective as of March 13, 2022, the Company issued warrants to purchase ADSs as follows:

●	Exchanged the existing warrants of 2020 noteholders (Note 4) for warrants on substantially the same terms as the Investor Exchange Warrant (See Note 5), exercisable for 29,388 ADSs, in the aggregate, at the exercise price of $49.75 per ADS. The exercise price was reduced to $0.00 as of July 14, 2022 as a result of the Altium Agreement described below.
●	Issued Series A Warrant, Series B Warrant and Series C Warrant to purchase 342,100 ADSs, 342,100 ADSs and 191,174 ADSs, respectively, at the exercise price of $49.75 per ADS, based on the terms of the Primary Financing. These warrants were amended as of July 14, 2022 under the Altium Agreement described below.

The Company held a Special General Meeting on February 28, 2022, at which the Company’s shareholders adopted the Amended and Restated Articles of Association of the Company.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

Amended and Restated Equity Incentive Plan and Annual Meeting of Shareholders

In March 2022, our board of directors approved the Amended and Restated Equity Incentive Plan (the “Amended Plan”), which increased the number of ordinary shares reserved for issuance under such equity incentive plan to 15% of our outstanding ordinary shares on a fully-diluted basis, or 1,826,991,616 ordinary shares, represented by 365,398 ADSs as of March 31, 2022. The board of directors further approved the award of options to our officers and directors to purchase, in the aggregate, 316,571 ADSs under the Amended Plan, and annual discretionary bonuses for officers of $472,500 in aggregate.

We held our Annual General Meeting on April 12, 2022, at which our shareholders approved, among other items, the following:

●	The increase in authorized share capital from 12.5 billion to 50 billion ordinary shares.
●	Modification of the annual compensation of the two founders to a combined base salary of $990,000 and to increase the annual discretionary bonus to not less than 45% of the annual base salary.
●	Repayment of amounts due to the two founders at a rate of $25,000 each per month.
●	The grant of an option to purchase up to 85,714 ADSs to each of the two founders under the Amended Plan, at an exercise price per ADS of $17.50, to vest over a four-year period.
●	The grant of an option to purchase 12,857 ADSs to each of the five non-employee director under the Amended Plan at an exercise price per ADS of $17.50, to vest over a three-year period, and (as an annual grant for 2022) an option to an officer to purchase 71,429 ADSs at an exercise price per ADS of $17.50, to vest over a four-year period.

ADS Ratio Change

On July 12, 2022, our Board of Directors approved the change in the ratio of ADS evidencing ordinary shares from 1 ADS representing four hundred (400) ordinary shares to 1 ADS representing five thousand (5,000) ordinary shares, which will result in a one for 12.5 reverse split of the issued and outstanding ADSs (the “Ratio Change”). The Ratio Change was effective August 1, 2022. All ADS and related option and warrant information presented in these financial statements and accompanying footnotes has been retroactively adjusted to reflect the reduced number of ADSs resulting from the Ratio Change.

Nasdaq Listing

On April 22, 2022, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying us that we are no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, we did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. In accordance with Nasdaq Rule 5810(c)(2)(A), within 45 calendar days of receiving this notice, we submitted a plan to regain compliance to Nasdaq. This plan was accepted, and Nasdaq has granted us an extension until October 19, 2022 to evidence compliance.

On June 10, 2022, we received a letter from The Nasdaq Listing Qualifications staff notifying us that the closing bid price per ADS was below the required minimum of $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirements set forth in Nasdaq Rule 5550(a)(2). Pursuant to Nasdaq Rule 5810(c)(3)(A), we have a period of one hundred eighty (180) calendar days, or until December 7, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide us a written confirmation of compliance and the matter will be closed. In the event we do not regain compliance by December 7, 2022, we may be eligible for an additional 180 calendar day grace period. To qualify, we will be required to meet the continued listing requirement for market value of publicly held ADSs and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period.

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

December 31, 2021, 2020 and 2019

Although there is no assurance, we expect that the offering that is being registered on the registration statement on Form F-1, which includes these financial statements and accompanying notes, will enable us to regain compliance with Nasdaq’s minimum stockholders’ equity requirement and the Ratio Change will help us to regain compliance with the minimum bid-price requirement for continued listing on The Nasdaq Capital Market. Although Nasdaq notification letters described above have no immediate effect on our listing on The Nasdaq Capital Market, and we are working on implementing plans to regain compliance with Nasdaq listing standards, there can be no assurance that we will be able to regain compliance with Nasdaq’s minimum stockholders’ equity requirement or minimum bid-price requirement for continued listing. If our ADSs are delisted from Nasdaq, it will have material negative impacts on the actual and potential liquidity of our securities, as well as material negative impacts on our ability to raise future capital.

Agreements with Altium Growth Fund, LP and Altium Warrant Exercises

During the second quarter of 2022, Altium exercised the Series B Warrant in full pursuant to the alternate cashless exercise right of such warrant, under which Altium had an option to receive 1 ADS for each ADS underlying the warrant being exercised in such cashless exercise, resulting in the issuance of a total of 342,100 ADSs to Altium.

On July 14, 2022, we, Quoin Inc. and Altium entered into an agreement (the “Altium Agreement”), pursuant to which the parties agreed to, among other things, (i) amend certain terms of the Series A Warrant and Investor Exchange Warrants previously issued to Altium to, among other things, reduce the exercise price to $0.00 per ADS with respect to a total of 399,999 ADSs, (ii) cancel the Series C Warrant and a portion of the Series A Warrant previously issued to Altium, and (iii) terminate the Purchase Agreements, pursuant to which the warrants were previously issued to Altium. As of August 2, 2022, Altium exercised all of its warrants outstanding and we issued a total of 399,999 ADSs to Altium.

The exercise price of the 2020 noteholder warrants was reduced to $0.00 as of July 14, 2022 as a result of the Altium Agreement described below. As of August 2, 2022, 23,040 noteholder warrants had been exercised.

As a result of the Altium and noteholder warrant exercises and the Altium Agreement, the warrants outstanding as of August 2, 2022 are set out below, exercisable into ADS:

		Exercise	Year of
	ADSs	Price	maturity
Warrants held by 2020 noteholders	6,348	$0	2027
Warrants held by former Cellect warrant holders	8,820	$137.5	2024
Total	15,168